Issuer Free Writing Prospectus Dated September 15, 2015 Filed Pursuant to Rule 433 Registration Statement No. 333-199122

NASDAQ: BDGE Subordinated Notes Offering September 15, 2015

Offering Disclosure This presentation has been prepared by Bridge Bancorp, Inc . (“Bridge Bancorp” or the “Company ”) solely for informational purposes based on its own information, as well as information from public sources . This presentation has been prepared to assist interested parties in making their own evaluation of Bridge Bancorp and does not purport to contain all of the information that may be relevant . In all cases, interested parties should conduct their own investigation and analysis of Bridge Bancorp and the data set forth in this presentation and other information provided by or on behalf of Bridge Bancorp . This presentation does not constitute an offer to sell, nor a solicitation of an offer to buy, any securities of Bridge Bancorp by any person in any jurisdiction in which it is unlawful for such person to make such an offering or solicitation . Neither the Securities and Exchange Commission (“SEC”) nor any other regulatory body has approved or disapproved of the securities of Bridge Bancorp or passed upon the accuracy or adequacy of this presentation . Any representation to the contrary is a criminal offense . Except as otherwise indicated, this presentation speaks as of the date hereof . The delivery of this presentation shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company after the date hereof . Certain of the information contained herein may be derived from information provided by industry sources . Bridge Bancorp believes that such information is accurate and that the sources from which it has been obtained are reliable . Bridge Bancorp cannot guarantee the accuracy of such information, however, and has not independently verified such information . From time to time, Bridge Bancorp may make forward - looking statements that reflect the Company’s views with respect to, among other things, future events and financial performance . Words such as “believes,” “anticipates,” “expects,” “intends,” “plans,” “estimates,” “targeted” or the negative version of those words or other comparable words are intended to identify forward - looking statements, but are not the exclusive means of identifying such statements . These forward - looking statements are not historical facts, and are based on current expectations, estimates and projections about the Company’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond the Company’s control . Accordingly, you are cautioned that any such forward - looking statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict . Although the Company believes that the expectations reflected in such forward - looking statements are reasonable as of the date made, actual results may prove to be materially different from the expected results expressed or implied by such forward - looking statements . Unless otherwise required by law, the Company also disclaims any obligation to update its view of any such risks or uncertainties or to announce publicly the result of any revisions to the forward - looking statements made in this presentation . A detailed discussion of the factors that could cause actual results to differ from the anticipated results or other expectations is included in our SEC filings, including our Annual Report on Form 10 - K for the year ended December 31 , 2014 . Bridge Bancorp has filed a registration statement (including a prospectus) and a prospectus supplement which is preliminary and subject to completion, with the SEC for the offering to which this communication relates . Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents that Bridge Bancorp has filed with the SEC for more complete information about Bridge Bancorp and the offering . You may get these documents for free by visiting the SEC website at www . sec . gov . Alternatively, the Company or Sandler O’Neill & Partners, L . P . will arrange to send you the prospectus if you request it by contacting : Sandler O’Neill & Partners, L . P . at toll - free 1 - 866 - 805 - 4128 or by emailing syndicate@sandleroneill . com . Non - GAAP Financial Measures This presentation references non - GAAP financial measures including tangible book value per share, core return on average assets, core return on average equity, core earnings, core efficiency ratio and core expenses to average assets . These measures are commonly used by investors in evaluating financial condition and operations . Core earnings exclude acquisition costs, securities (losses) and tax benefit . Reconciliations to comparable GAAP financial measures can be found in the Appendix section of this presentation . 2

Terms of Proposed Offering 3 Security Type: Fixed - to - Floating Rate Subordinated Notes due September 2030 Fixed - to - Floating Rate Subordinated Notes due September 2025 Issuer: Bridge Bancorp, Inc. (NASDAQ: BDGE) Rating: BBB - by Kroll Bond Rating Agency Coupon: [ ]% [ ]% Term: 15 Years (Non - Call 10 Years) 10 Years (Non - Call 5 Years) Redemption: At the Company’s option beginning in 2025 at 100% of par At the Company’s option beginning in 2020 at 100% of par Use of Proceeds: General corporate purposes, potential strategic acquisitions and investments in the Bank as regulatory capital Expected Pricing: Week of September 14, 2015 Book - Running Manager: Sandler O’Neill + Partners, L.P. Co - Manager: Keefe, Bruyette & Woods, A Stifel Company

Terms of Proposed Offering 3 Security Type: Fixed - to - Floating Rate Subordinated Notes due September 2030 Fixed - to - Floating Rate Subordinated Notes due September 2025 Issuer: Bridge Bancorp, Inc. (NASDAQ: BDGE) Rating: BBB - by Kroll Bond Rating Agency Coupon: [ ]% [ ]% Term: 15 Years (Non - Call 10 Years) 10 Years (Non - Call 5 Years) Redemption: At the Company’s option beginning in 2025 at 100% of par At the Company’s option beginning in 2020 at 100% of par Use of Proceeds: General corporate purposes, potential strategic acquisitions and investments in the Bank as regulatory capital Expected Pricing: Week of September 14, 2015 Book - Running Manager: Sandler O’Neill + Partners, L.P. Co - Manager: Keefe, Bruyette & Woods, Inc.

Corporate Profile A Growing Long Island Business ▪ Passionate About Long Island Business Committed to Community Banking ▪ Delivering Results to Our Stakeholders Local Decisions Made by Local Bankers ▪ Fueling the Economy with $2.3 Billion in Loans Built On A Strong Culture & Identity ▪ Succeeding by Building Relationships & Partnerships 4

Headquarters : Bridgehampton Chartered: 1910 FT Employees: 432 Branches: 40 Nasdaq/Russell 2000 BDGE Current Franchise (1) September 11, 2015 Stock Price of $26.96/share and 17,377,007 common shares outstanding June 30, 2015 Assets : $ 3.4 billion Loans: $ 2.3 billion Deposits: $ 2.8 billion Market Cap: $468 million (1) 5

Population Density 1 Businesses per Square Mile 4,772 1,647 2,426 419 91 Nassau, NY Suffolk, NY New York City (MSA) NY (State) U.S. $95,830 $89,246 $66,610 $59,568 $53,706 Nassau, NY Suffolk, NY New York City (MSA) NY (State) U.S. 204 71 98 16 3 Nassau, NY Suffolk, NY New York City (MSA) NY (State) U.S. 4.3% 4.6% 5.3% 5.3% 5.3% Nassau, NY Suffolk, NY New York City (MSA) NY (State) U.S. % of Households w/ 100K+ Income: 48% 44% 33% 28% 23% Favorable Long Island Demographics Source: SNL Financial and Nielsen estimates for 2015. (1) Population density calculated as number of people per square mile. (2) Data as of June 2015. Median Household Income 2 Unemployment Rate 2 6

Management Profile Executive Team ▪ Kevin M. O’Connor, President and CEO ▪ Howard H. Nolan, Chief Financial Officer ▪ James J. Manseau, Chief Retail Banking Officer ▪ Kevin L. Santacroce, Chief Lending Officer ▪ John M. McCaffery, Treasurer Each with Over 25 Years of Financial Services Experience Continue to hire Experienced Professionals commensurate with size & complexity of Company ▪ Revenue Producers, Compliance & Operational Positions 7

Grow the Core/Legacy Franchise Integrate & Convert Acquired Branches Enhance Operations & Infrastructure Identify & Execute Market Opportunities Strategic Objectives “Execute Our Mission & Deliver Results” 8

Strategic Rationale for Acquisition ▪ Created #1 REAL Community Bank Headquartered on LI with $ 3.4 billion in Assets ▪ Top 5 deposit market share¹ with combined 40 branch network ▪ Diversified Loan Portfolio with Low Cost Deposit Base ▪ Continues Geographic Expansion into Highly Attractive Markets ▪ Complements FNBNY Bancorp acquisition completed in February 2014 ▪ Increased Size & Scale Enhances Operating Leverage & Profitability ▪ Accretive to Earnings with 35% Cost Saves Expected ▪ Excess Liquidity & Higher Lending Limits Provide Additional Growth Potential ▪ Service Larger Customers & Expand Existing Relationships Community National Bank (CNB) Acquisition (1) Long Island includes Nassau & Suffolk Counties; Excludes Regional Banks with assets greater than $250 billion 9

Community National Bank Transaction Update Closed Transaction and Migrated Core Systems June 2015 Acquired $900MM in Assets ▪ $736MM in Loans w / $18MM fair value mark ▪ $787MM in Deposits w/ $221MM in DDA ▪ Goodwill of $ 85.5MM and CDI of $5.9MM Added 11 Branches (7 in Nassau County, 2 in Suffolk County and 2 in NYC - Manhattan, Bayside, Queens) Retained 72 Bankers including Branch, Lending, IT & Support Staff Acquired SBA & Residential Lending P latforms 10

Core Net Income of $5.4 million or $.43 Per Share ▪ Core ROA of .86% & Core ROE of 10.50% Record Net Interest Income $20.4 million ▪ Net Interest Margin 3.57% Loan Growth of $1.1 billion ▪ 89% Higher Than a Year Ago Deposits of $2.8 billion ▪ 59% Higher Than a Year Ago Tier 1 Capital Increased by $67 million ▪ Tangible Book Value of $13.20/Share Strategies & Accomplishments – Q2 2015 Core Net Income, Core ROA & Core ROE exclude acquisition costs, net securities losses and tax benefit related to change in NYC tax law. Tangible book value per share excludes Goodwill and other intangible assets. See Appendix for a reconciliation of (GAAP) to core amounts. 11

June 2015 YTD Performance vs Peers

Return on Average Assets



0.87%
0.98%
0.91%
BDGE (1)
Proxy Peer
Public Banks $1-5B

Return on Average Equity



10.75%
9.10%
8.60%
BDGE (1)
Proxy Peer
Public Banks $1-5B

Efficiency Ratio



59.5%
61.2%
65.2%
BDGE (1)
Proxy Peer
Public Banks $1-5B

Expenses to Average Assets



2.28%
2.31%
2.79%
BDGE (1)
Proxy Peer
Public Banks $1-5B

Non Performing Assets Ratio



0.06%
0.50%
0.65%
BDGE (2)
Proxy Peer
Public Banks $1-5B

Net Charge Offs



0.04%
0.04%
0.05%
BDGE
Proxy Peer
Public Banks $1-5B

BRIDGE BANCORP, INC.

Source: SNL Data Source Peer Medians. *(1) BDGE amounts are presented on a core basis. See Appendix for a reconciliation of (GAAP) to core amounts. (2) BDGE amount excludes all acquired loans 90 Days or more past due and still accruing.*

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June 30, 2015 Loan Portfolio 1 3 Multi - Family 13% Consumer Loans 1% Equity Loans 3% Residential Mortgages 14% Commercial Loans 21% Commercial Mortgages: Owner Occupied 20% Commercial Mortgages: Non - Owner Occupied 24% Land & Construction Loans 4% $2.3 billion in Loans, Average Yield of 4.83% Addition of Experienced & Knowledgeable Lenders Expansion of Reach & Relationships Preservation of Credit Discipline & Culture

Portfolio Distribution by Exposure C & I Loans , 27% Commercial Mortgages , 38% Consumer & ODL , 1% Home Equity Lines , 5% Land and Construction Non - Owner , 3% Land and Construction Owner , 1% Multi - Family , 11% Residential Mortgages , 12% Taxi Medallion , 1% June 30, 2015 13

Concentration Limits by Product (Total Portfolio) 0% 50% 100% 150% 200% 250% 300% 350% 400% 450% Commercial Mortgages C&I Loans Multi-Family Home Equity Lines Residential Mortgages Land and Construction Owner Consumer & ODL Land and Construction Non-Owner Taxi Medallion Percent of Capital June 30, 2015 Limit Product 14

Taxi Medallions 15 Total exposure of $ 33 million is exclusively first lien direct obligations of Medallion Owners, with 99 % Fleet Medallion Owners, representing just 1 . 4 % of total loans and 12 % of Bank’s tier 2 capital . No new originations planned and we anticipate our exposure and concentration levels to decline even further through amortization, pay - downs and total loan portfolio growth . Only NYC - Manhattan Medallions ; No exposure to non - NYC medallions . All loans carry personal guarantees . At June 30 , 2015 , the Taxi Medallion portfolio is 100 % current . The most recent transactions date back to March 2015 thus reflecting an illiquid market for Medallions . Based on internal valuation estimates which have been adjusted by over 30 % from the peak value, the current average LTV of our portfolio is 66% . Approximately 35 % of the Portfolio comes due during the remainder of 2015 and 23 % in 2016 Our intention is to work with Medallion Owners who may be unable to refinance existing notes away from the Bank .

Asset Quality Ratios * Excludes purchased loans not reserved against in ALLL ALLL/Total Loans* Past Due & NPLs/Total Loans NPLs/Total Loans YTD Net Loan Losses/Avg Total Loans ALLL/NPLs 12/31/2010 1.69% 1.74% 1.33% 0.22% 126% 12/31/2011 1.87% 1.16% 0.68% 0.28% 261% 12/31/2012 1.81% 0.78% 0.41% 0.21% 439% 12/31/2013 1.58% 0.53% 0.38% 0.09% 419% 12/31/2014 1.39% 0.20% 0.09% 0.05% 1466% 6/30/2015 1.27% 0.26% 0.09% 0.04% 954% 3/31/2015 Peer Group 1.10% 0.90% 0.53% 0.06% 412% 16

Conservative Securities Portfolio $841 Million in Securities Exceptional Credit Quality with 76% Guaranteed by the U.S. Government Effective Portfolio Duration is 3.73 Years Agency CMO's 43% MBS 24% Agencies 9% Munis 16% Corporate; Others 8% June 30, 2015 17

Exposure to Interest Rate Risk 18 Interest Rate Risk 6/30/15 3/31/15 6/30/14 Earnings at Risk (Max.) Pct (%) Change in Net Interest Income with +200 bps ramp (12 Mths) Year 1 NII (% Change from Year 1 – Base) Up 200 BP - 5.1% - 5.2% - 6.2% Year 2 NII (% Change from Year 1 – Base) Up 200 BP - 4.9% - 5.5% - 7.0% EVE Analysis Percentage Change in EVE (+200BP) - 10.8% - 7.6% - 18.7%

Deposit Profile Demand Deposits 35% Savings 10% Money Market & NOW 43% Certificates of Deposit 12% June 30, 2015 Cost of Funds 0.23% Demand Deposits 26% Savings 11% Money Market & NOW 48% Certificates of Deposit 15% December 31, 2010 Cost of Funds 0.68% 19

Capital Overview ▪ Tier1 Leverage ratio is higher at 6/30/15 due to the merger date falling near the end of the quarter ▪ Historically above Board adopted minimum standards & well - capitalized regulatory capital standards 20 Tier 1 Leverage Tier 1 RBC TRBC 12/31/2013 8.23% 12.03% 13.28% 12/31/2014 8.33% 11.85% 12.97% 6/30/2015 10.68% 10.28% 11.04% 0.00% 2.00% 4.00% 6.00% 8.00% 10.00% 12.00% 14.00% Bank Level Tier 1 Leverage Tier 1 RBC TRBC 12/31/2013 10.30% 15.06% 16.31% 12/31/2014 8.37% 11.90% 13.02% 6/30/2015 10.70% 10.32% 11.08% 0.00% 2.00% 4.00% 6.00% 8.00% 10.00% 12.00% 14.00% 16.00% 18.00% Holding Company Level

Fixed Charges Coverage Ratio

(Dollars in Thousands)	Six Months Ended June 30, 2015	Six Months Ended June 30, 2014	Years Ended December 31, 2014	2013	2012	2011	2010
Including Interest Paid on Deposits:							
Earnings before income taxes	$ 7,609	$ 7,108	$ 21,002	$ 19,762	$ 18,852	$ 15,022	$ 13,213
Combined fixed charges:							
Interest expense on deposits	2,255	2,238	4,416	4,962	5,607	5,707	5,845
Interest expense on trust preferred securities	683	683	1,365	1,365	1,365	1,366	1,365
Interest expense on borrowed funds	827	816	1,679	945	583	543	530
Appropriate portion (1/3) of rent expense	690	534	1,215	812	524	449	452
Total fixed charges	$ 4,455	$ 4,271	$ 8,675	$ 8,084	$ 8,079	$ 8,065	$ 8,192
Earnings before income taxes and fixed charges	$ 12,064	$ 11,379	$ 29,677	$ 27,846	$ 26,931	$ 23,087	$ 21,405
Ratio of earnings to fixed charges	**2.71**	**2.66**	**3.42**	**3.44**	**3.33**	**2.86**	**2.61**
Excluding Interest Paid on Deposits:							
Earnings before income taxes	$ 7,609	$ 7,108	$ 21,002	$ 19,762	$ 18,852	$ 15,022	$ 13,213
Combined fixed charges:							
Interest expense on trust preferred securities	683	683	1,365	1,365	1,365	1,366	1,365
Interest expense on borrowed funds	827	816	1,679	945	583	543	530
Appropriate portion (1/3) of rent expense	690	534	1,215	812	524	449	452
Total fixed charges	$ 2,200	$ 2,033	$ 4,259	$ 3,122	$ 2,472	$ 2,358	$ 2,347
Earnings before income taxes and fixed charges	$ 9,809	$ 9,141	$ 25,261	$ 22,884	$ 21,324	$ 17,380	$ 15,560
Ratio of earnings to fixed charges	**4.46**	**4.50**	**5.93**	**7.33**	**8.63**	**7.37**	**6.63**

BRIDGE BANCORP, INC.
21

Holding Company Liquidity 22 Retain $25 million of Sub Debt Proceeds at Holding Company Provides 1 Year plus of Holding Company Liquidity Bank Dividend Capacity of $28.5 Million at June 30, 2015

Summary Strong & Consistent Financial Performance Outstanding Asset Quality and Balance Sheet Flexibility Superior Franchise Growth with Compelling Opportunities Well - Positioned in Economically Attractive Markets Experienced Management Team and Board of Directors Clear Understanding of Risks, Opportunities and Challenges 23

Appendix

Proxy Peer Group 24 Total Assets Company Name Ticker Location MRQ ($000) 1 First of Long Island Corp. FLIC Glen Head, NY 2,828,714$ 2 Lakeland Bank LBAI Oak Ridge, NJ 3,699,127$ 3 Peapack-Gladstone Financial PGC Bedminster, NJ 3,118,170$ 4 Suffolk Bancorp SUBK Riverhead, NY 1,998,220$ 5 ConnectOne Bancorp, Inc. CNOB Englewood Cliffs, NJ 3,660,057$ 6 Century Bancorp Inc. CNBKA Medford, MA 3,913,818$ 7 Cardinal Financial Corp. CFNL McLean, VA 3,765,274$ 8 Enterprise Bancorp Inc. EBTC Lowell, MA 2,170,477$ 9 Meridian Bancorp Inc. EBSB Peabody, MA 3,302,261$ 10 Bryn Mawr Bank Corp. BMTC Bryn Mawr, PA 2,950,014$ 11 Oritani Financial Corp. ORIT Township of Washington, NJ 3,353,065$ 12 Sandy Spring Bancorp Inc. SASR Olney, MD 4,507,367$ 13 Univest Corp. of Pennsylvania UVSP Souderton, PA 2,780,578$ 14 Washington Trust Bancorp Inc.WASH Westerly, RI 3,644,477$ 15 OceanFirst Financial Corp. OCFC Toms River, NJ 2,395,100$ 16 Eagle Bancorp Inc EGBN Bethesda, MD 5,753,803$ 17 Flushing Financial Corp. FFIC Uniondale, NY 5,359,964$ 18 Hingham Instit. For Savings HIFS Hingham, MA 1,633,996$ 19 WSFS Financial Corp. WSFS Wilmington, DE 5,077,483$ 20 Brookline Bancorp Inc. BRKL Boston, MA 5,782,934$ 21 TowneBank TOWN Portsmouth, VA 6,055,181$

Reconciliation of GAAP to Core Results (Dollars in thousands, except per share amounts) Three Months Ended June 30, 2015 Net Income Reported/Diluted Earnings Per Share - (GAAP) $ 463 $ 0.04 Adjustments: Acquisition Costs, Net of Income Taxes 5,260 0.42 Net Securities Losses, Net of Income Taxes - - Tax Benefit Related to NYC Tax Law Change (351) (0.03) Net Income/Diluted Earnings Per Share - Core $ 5,372 $ 0.43 Three Months Ended June 30 , 2015 Six Months Ended June 30, 2015 Return on Average Total Assets – (GAAP) 0.07% 0.44% Acquisition Costs, Net of Income Taxes 0.84% 0.46% Net Securities Losses, Net of Income Taxes 0.00% 0.00% Tax Benefit Related to NYC Tax Law Change (0.05%) (0.03%) Core Return on Average Total Assets 0.86% 0.87% Return on Average Stockholders' Equity – (GAAP) 0.91% 5.47% Acquisition Costs, Net of Income Taxes 10.28% 5.64% Net Securities Losses, Net of Income Taxes 0.00% 0.01% Tax Benefit Related to NYC Tax Law Change (0.69%) (0.37%) Core Return on Average Stockholders' Equity 10.50% 10.75% 25

Reconciliation of GAAP to Core Results (Dollars in thousands, except per share amounts) At June 30, 2015 Common shares outstanding 17,369,600 Stockholders' equity – (GAAP) $ 333,907 Less: Goodwill and other intangible assets 104,559 Tangible stockholders' equity $ 229,348 Tangible book value per common share $ 13.20 Efficiency ratio – (GAAP) 78.26% Non - interest expense $ 35,344 Less: amortization of intangibles and acquisition costs 8,472 Non - interest expense excl. amortization of intangibles and acquisition costs $ 26,872 Net interest income (fully taxable equivalent) $ 39,830 Non - interest income 5,331 Less: gains (losses) from securities transactions (10) Total revenues excl. gains (losses) from securities transactions $ 45,171 Core efficiency ratio 59.49% Six Months Ended June 30, 2015 Operating Expense as a % of Average Assets – (GAAP) 2.98% Acquisition Costs, Net of Income Taxes - 0.70% Core Operating Expense as a % of Average Assets 2.28% 26